Exhibit 99.1

TeliaSonera Closes Transaction and Acquires Debitel Danmark A/S

STOCKHOLM, Sweden--(BUSINESS WIRE)--April 11, 2007--TeliaSonera AB (NASDAQ:TLSN) (STO:TLSN) (HEX:TLS1V) (LSE:TEE) has today closed the acquisition of 100 percent of the shares in debitel Danmark A/S. The transaction was approved by the Danish Competition Authority on March 29, 2007. The transaction also includes debitel's 50 percent share in DLG-debitel I/S, operating under the brand DLG Tele.

"The transaction strengthens our position as number two in the Danish mobile market. Together with the acquisition of the 29 Telekaeden stores in January, it will make us well prepared for future growth," comments Kenneth Karlberg, President Business Area Mobility Services at TeliaSonera.

The acquisition was announced on February 1, 2007, and following approval from the Danish Competition Authority on March 29, 2007, the parties closed the transaction on April 11, 2007. The total cash payment for 100 percent of debitel Danmark could be up to approximately SEK 1,325 million (EUR 143 million). At closing TeliaSonera paid a cash consideration of EUR 63 million. In addition debitel's debt of EUR 35 million to the seller was settled. The remaining payments are capped at EUR 45 million plus interest and are dependent on the development of debitel during the following six months after closing.

As of December 31, 2006, debitel and DLG Tele had approximately 300,000 mobile subscriptions. debitel will continue to operate as a service provider under a separate brand on the Danish market. There will be no major changes in the operation of the company.

Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic region, with strong positions within mobile communications in Eurasia, Turkey and Russia. At the end of 2006, TeliaSonera launched mobile services in Spain. We provide reliable, innovative and easy-to-use services for transferring and packaging voice, images, data, information, transactions and entertainment. In 2006, TeliaSonera's net sales amounted to SEK 91 billion, and the company had a total of 96 million customers in 15 countries. The TeliaSonera share is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange, and the company is included in the Dow Jones Sustainability Index. Simplicity and service are important tools for us in creating profitable growth and value for our customers and shareholders. Read more at www.teliasonera.com.

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CONTACT: TeliaSonera
Press service, (0)20 77 58 30